UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2001

TROOPER TECHNOLOGIES INC.
(Translation of registrant's name into English)

Suite 1020 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

FOR IMMEDIATE RELEASE

LISTED: CDNX: TPP

Trooper Technologies Inc. Announces Withdrawal of CDNX Change of Business Application

July 10, 2001 Vancouver, BC - Trooper Technologies Inc. announces that Trooper's board of directors has determined that the interests of Trooper and its shareholders would best be served by seeking registration of the Company's securities for trading in the United States, and by seeking listing Trooper's securities for trading on the American Stock Exchange ("AMEX").

Trooper has submitted an application to have its common shares listed for trading on AMEX. In addition to AMEX approval, before trading on AMEX can commence, Trooper must also first complete to effectivity a Form 20-FR/A Registration Statement, which it has filed with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934. Trooper has also initiated action to have its shares posted for trading on the NASDAQ Over the Counter Bulletin Board (the "OTCBB").

In view of the foregoing actions, Trooper has determined not to proceed with its change of business application on the Canadian Venture Exchange ("CDNX"). In the meantime, trading in Trooper's shares will continue to be halted on CDNX and the Frankfurt Stock Exchange.

While there can be no assurance that the SEC filings and AMEX listing approval required to commence trading of the Company's Common Shares in the United States (on the AMEX or OTCBB) will be forthcoming, or if received, when received, Trooper's management is optimistic that such approvals and listing can be obtained in the next one to two months. Trooper will issue further news releases regarding the status.

Trooper Technologies Inc. is an international company focused on developing its high technology business interests in Poland. Trooper's biggest asset, Stream Communications Ltd., provides analog and digital broadband network services in Poland, which includes cable, video on demand, Internet and telephony on its fiber optic network. Trooper also owns PolVoice.com.Ltd., which provides business-to-business Internet telephony and data transmission services in Poland, and International Eco-Waste Systems S.A., which provides Poland with state of the art environmental services.

Established in 1995, Trooper Technologies is headquartered in Vancouver with offices in Warsaw and Krakow and its shares have been publicly traded on the Canadian Venture Exchange under the symbol TPP and on the Frankfurt Stock Exchange under the symbol TPJ.

On Behalf of the Board

/s/ Stan Lis

Stan Lis, President & CEO

THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF THE COMPANY, WHICH TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE CANADIAN VENTURE EXCHANGE NEITHER APPROVES NOR DISAPPROVES OF THE CONTENTS OF THIS NEWS RELEASE. THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, THE COMPANY'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROOPER TECHNOLOGIES INC.

By: /s/ Casey Forward
Casey Forward, Chief Financial Officer

Date: September 5, 2001